dropkey®

Vertical Markets:
The DropKey and MediaBook Ecosystem
Will Create or Serve 20+ Vertical Markets.

♦ The DropKey Ads Creator: Subscription-based video production assistant – no experience required to make professional, broadcast-quality promotional videos.

♦ Social Media Influencers: Using "live" Chroma key background replacement for the first time young people are enabled with their own Hollywood Studio.

♦ Conference Call Market (Zoom, WebEx, Skype, What's App, TVU Networks) Large media companies will license our camera code to control the lights and integrate their mobile apps. Zoom calls will have WebEx crystal clear quality at no additional cost.

♦ Telemedicine (Spruce, Athena, NextMD) Doctor / Patient visits where doctor can present themselves in a well-lit, more professional manner--while on vacation or out of town.

♦ Big Studio Marketing of Blockbuster – (The Deadpool App). Studios will white-label DropKey Camera app code to Disney to create the Deadpool and Star Wars app, offering professional backgrounds and heroes in video clips so fans can engage.

♦ Toys – large brands will like Mattell will license DropKey code for huge child-safe customer engagement potential by re-skinning DropKey to engage with toys like the Barbie App – click here: Mattel example.

♦ eSports - We see huge demand for eSports competitors going at live video Gaming Arcades throughout the US who will buy 10-15 Pop-up Studio Professional Studios for their brick-and-mortar shops where people can play VR games and broadcast game play.

♦ Twitch (Gaming) - Dropkey has a feature to broadcast XR game play inside games like Beat Saber using the DropKey camera app, performing Mixed Reality capture.

♦ Medical-PTSD therapies – USC's Skip Rizzo is pioneering use of Oculus headsets using VR programming to help veterans overcome PTSD and other brain-related medical issues.

♦ Engineering/Industrial Training Videos – Businesses will use DropKey to document and teach difficult industrial manufacturing processes that are hard and unsafe, but with DropKey tech instructors can go inside a "virtual world" to teach engineers better.

♦ Journalism - CNN and ESPN - field reporting will change as we know it in dangerous places - b-roll taken in disaster zones can be used safely used as “backgrounds” in a hotel or safe environment while appearing to be in the thick of the action.

♦ Education – (Khan Academy curriculum) - kids can learn better when teachers are enabled to create their own content and be “in the scene” they are sharing to the class.

♦ Acting - Theatrical – Sizzle Reel - actors will learn how to develop their craft at home for the first time - using green-screen is an art and now millions of people will be able to develop their craft at home.

♦ Music promotion - Musicians will promote their music with broadcast-quality videos using DropKey as their own Hollywood Movie Studio.

♦ Hollywood Casting - Producers and Casting Agents will change as we know it - instead of flying Kate Beckinsdale to NY for a scene Producers can send her clips for her to act inside a DropKey Pop-up Studio she owns and place her “in the scene” with George Clooney to determine chemistry “on-set”.

♦ School-in-the-cloud. With a DropKey Pop-up Studio in every school we can teach Mindfulness, content creation, Journalism, Mass Communication. Broadcasting, News Creation, Civics, Social Media, Movie Making, Screenwriting, and more.

♦ Reality Show Producers - re-shoots are a common task to re-direct the unscripted narrative and will be incredibly valuable as actors can re-shoot their scenes at home using B-roll from the original shoot as backgrounds.

♦ Third world democratization of television content creation. Drop a Pop-up DropKey Studio in a Bag in the Congo with an iPhone to democratize content creation with SAAS so people can create network-quality content.

♦ Weddings and Event - entertainment rental business. Amateurs can make money using DropKey’s SAAS in the cloud to play games at events,

♦ Trade Show Booths. The Consumer version at 9’W x 7’4”H x 5’D fits into most 10’ x 10’ spaces they give vendors at trade shows, the perfect companion with white or black background.

♦ Large Video File Storage. DropKey is “Dropbox for your camera roll” with camera roll sync. Storage is a subscription feature for Media Asset Management in the cloud.

For more information, please visit DropKey.com.

DropKey, Inc.
[redacted]
www.dropkey.com
Edison Award Recipient
Best Digital Product Innovation


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